

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via Email</u>
Jikun Kim
Chief Financial Officer
AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016

     Re: **AeroVironment, Inc.**
                Form 10-K for the fiscal year ended April 30, 2011
                Filed June 22, 2011
                File No. 001-33261

Dear Mr. Kim:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief